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                     December 13, 2023

       Jihong He
       Chief Financial Officer
       H World Group Ltd.
       No. 1299 Fenghua Road
       Jiading District, Shanghai 201803
       People   s Republic of China

                                                        Re: H World Group Ltd.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-34656

       Dear Jihong He:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Disclosure Review Program